Elevate.Money, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Elevate.Money, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 7, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	712,311	418,634
Due from Related Party - REIT	332,835	339,824
Prepaid Expenses	10,695	-
Total Current Assets	1,055,842	758,457
Non-current Assets		
Computer Equipment, net of Accumulated Depreciation	12,476	5,814
Intangible Assets: Investor Platform, net of Accumulated Amortization	392,210	188,525
Investment in Related Party - REIT	3,000	2,000
Total Non-Current Assets	407,686	196,339
TOTAL ASSETS	1,463,528	954,796
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	89,785	14,684
Due to Related Party	1,792	1,792
Other Liabilities	-	1,036
Total Current Liabilities	91,576	17,512
Long-term Liabilities		
Future Equity Obligations (SAFE Notes)	3,841,103	1,755,103
Total Long-Term Liabilities	3,841,103	1,755,103
TOTAL LIABILITIES	3,932,680	1,772,615
EQUITY		
Common Stock	1	1
Accumulated Deficit	(2,469,153)	(817,820)
Total Equity	(2,469,152)	(817,819)
TOTAL LIABILITIES AND EQUITY	1,463,528	954,796

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	123,191	68,333
Equity in Earnings of Related Party - REIT	1,000	1,000
Gross Profit	124,191	69,333
Operating Expenses		
Advertising and Marketing	547,859	79,666
General and Administrative	694,193	217,545
Legal and Professional	323,684	462,769
Rent and Lease	57,140	28,800
Depreciation	4,407	1,895
Amortization	101,419	13,466
Total Operating Expenses	1,728,704	804,140
Operating Income (loss)	(1,604,513)	(734,807)
Earnings Before Income Taxes	(1,604,513)	(734,807)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,604,513)	(734,807)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(1,604,513)	(734,807)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	4,407	1,895
Amortization	101,419	13,466
Due from Related Party	6,988	(338,824)
Prepaid Expenses	(10,695)	-
Accounts Payable	75,101	(75,210)
Equity in Earnings of Related Party - REIT	(1,000)	(1,000)
Other	(1,036)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	175,184	(399,673)
Net Cash provided by (used in) Operating Activities	(1,429,329)	(1,134,480)
INVESTING ACTIVITIES		
Computer Equipment	(11,069)	-
Investment Platform	(305,105)	(201,991)
Net Cash provided by (used by) Investing Activities	(316,173)	(201,991)
FINANCING ACTIVITIES		
Issuance of Common Stock	-	1
Future Equity Obligations (SAFE Notes)	2,086,000	1,755,103
Offering Costs	(46,820)	-
Net Cash provided by (used in) Financing Activities	2,039,180	1,755,104
Cash at the beginning of period	418,634	-
Net Cash increase (decrease) for period	293,678	418,634
Cash at end of period	712,311	418,634

Statement of Changes in Shareholder Equity

	Common Stock			
	# of Shares	$ Amount	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	-	-	(83,013)	(83,013)
Issuance of Common Stock	11,382,333	1	-	1
Additional Paid in Capital	-	-	-	-
Net Income (Loss)	-	-	(734,807)	(734,807)
Ending Balance 12/31/2021	11,382,333	1	(817,820)	(817,819)
Issuance of Common Stock	70,093	-	-	-
Forfeiture of Common Stock	(68,890)	-	-	-
Offering Costs	-	-	(46,820)	(46,820)
Net Income (Loss)	-	-	(1,604,513)	(1,604,513)
Ending Balance 12/31/2022	11,383,536	1	(2,469,153)	(2,469,152)

Elevate.Money, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Elevate.Money, Inc. ("the Company") was originally formed in Delaware on June 2nd, 2020 as a Limited Liability Company prior to its reincorporation on August 20th, 2021. The Company operates a website that markets shares in SEC-qualified corporations that intend to own and operate real estate assets and be taxed as REITs. The Company also acts as an Advisor to these corporations and earns compensation, paid by the corporations, for these advisory services. The Company's headquarters is in Newport Beach, California. The Company's customers (i.e., corporations' shareholders) will predominantly be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Lalutosh Real Estate Services, LLC ("LRE"), a California Limited Liability Company formed on July 27th, 2020. All significant intercompany transactions have been eliminated in consolidation. LRE is responsible for certain real estate services and the property management of a related party entity, Elevate.Money REIT I, Inc. ("the REIT"), subject to oversight and approval by the REIT's Board of Directors. The REIT is a Maryland Corporation formed on June 22nd, 2020 that primarily invests in commercial properties focused on quick service restaurants, automatic car washes, and convenience stores (please see "Note 3" for further information).

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from the following fees related to its real estate investment activities:

Acquisition and Disposition Fee

The Company generates revenue from each of the REIT's acquisitions and dispositions equal to 3.0% of the contract price of a property (including all fees and expenses, other than those of the Company for which the REIT is not responsible), payable by the REIT. Such fees and expenses will not exceed an amount that would result in the REIT paying more than 6.0% of the contract price of a property when aggregated with all other broker fees paid by or on behalf of the REIT in connection with such acquisition or disposition excluding fees and expenses. For the year ended December 31, 2022, the Company generated revenues of $57,240 in connection with the acquisition of a South Carolina Shell Property acquired by the REIT. For the year ended December 31, 2021, the Company generated revenues of $60,000 in connection with the acquisition of a Family Dollar Fort Wroth property acquired by the REIT. The Company's performance obligation pursuant to this fee consists of sourcing investment or sale opportunities through its extensive network and facilitating each subsequent acquisition or disposition. The Company recognizes revenue following the close of each acquisition or disposition when its performance obligations become satisfied.

REIT Management & Asset Management Fee

The Company generates revenue from a monthly fee payable by the REIT equal to 0.04167% of the REIT's total investment value as of the end of the preceding month, plus the book value of any properties acquired during the current month pro-rated based on the number of days such properties were owned during the month. For the purposes of this fee, "total investment" means, for any monthly period, the total of the aggregate book value of all of the REIT's assets, including assets invested, directly or indirectly, in properties, before items for depreciation or bad debts or other similar non-cash reserves. The Company's performance obligation pursuant to this fee consists of all day-to-day management, financial and real estate services rendered to the REIT during the 10-year period and any successive renewal period pursuant to the Advisory Agreement (please see "Note 4" for further information). The Company recognizes revenue each month as its performance obligations become satisfied over the course of each Advisory Agreement period.

Financing Coordination Fee

The Company generates revenue from post-acquisition financing or refinancing of any debt that the REIT obtains relative to its properties in an amount equal to 1.0% of the amount of such financing. For the years ended December 31, 2022 and 2021, the Company generated revenues of $38,000 and $0, respectively.

A summary of the Company's revenue is below:

Revenue Type	2022	2021
Acquisition and Disposition Fee	57,240	60,000
REIT & Asset Management Fee	27,951	8,330
Financing Coordination Fee	38,000	-
Grand Total	**123,191**	**60,333**

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Computer Equipment	5	18,821	(6,345)	-	12,476
Grand Total	-	**18,821**	**(6,345)**	-	**12,476**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years. A summary of the Company's intangible asset is below:

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Book Value as of 12/31/22
Investment Platform	5	507,096	(114,885)	392,210
Grand Total	-	**507,096**	**(114,885)**	**392,210**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company authorized an Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 2,000,000 shares of the Company's Common Stock have been allocated towards this Plan to be awarded as Stock Options with vesting schedules varying from 1/3rd each year for 3 years, to becoming fully vested upon the date of grant. Some Stock Options shall automatically vest upon a Change of Control event.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's Common Stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2021	-	$ -	$ -
Granted	269,166	$ 1.000	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2021	269,166	$ 1.000	$ -
Granted	103,333	$ 1.000	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2022	372,499	$ 1.000	$ -
Options exercisable, December 31, 2022	131,389	$ 1.000	$ -

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021		
Granted	269,166	$ -
Vested	(62,500)	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2021	206,666	$ -
Granted	103,333	$ -
Vested	(68,889)	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2022	241,110	$ -

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2022 and 2021 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase Common Stock of the Company, all of which were exercisable, as of December 31, 2022:

Exercise Price	Number Outstanding	Expiration Date
1.00	99,000	12/31/2029

A summary of the warrant activity for the years ended December 31, 2022 and 2021 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2021	-	-	-	-
Grants	71,500	1.00	8	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2021	71,500	1.00	8	-
Grants	27,500	1.00	7	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2022	99,000	1.00	8	-
Vested and expected to vest at December 31, 2022	99,000	1.00	8	-
Exercisable at December 31, 2022	99,000	1.00	8	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and

negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

From the date of the REIT's inception through the date of this financial review, the Company paid for all organizational and offering costs on behalf of the REIT. It is agreed that the REIT will reimburse the Company its actual organizational and offering expenses on a monthly basis with aggregate reimbursements not to exceed 3% of gross offering proceeds from the sale of its Common Stock, including dividend reinvestment proceeds but excluding upfront and deferred selling commissions and fees. Organizational and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses, including but not limited to: (i) amounts to reimburse the Company and its affiliates for all marketing related and expenses; and (ii) facilities and technology costs, insurance expenses and other costs and expenses associated with the offering and marketing of the REIT's Common Stock. The Company accrues for these reimbursements in addition to receivables pursuant to the "Acquisition and Disposition Fee", "REIT Management & Asset Management Fee", and the "Financing Coordination Fee" where the Company's performance obligations were satisfied but cash has yet to be received (please see "Revenue Recognition" note for further information). At its sole election, the Company may waive and/or defer reimbursements and fees otherwise due from the REIT. A waiver or deferral of any fees or reimbursements may decrease the cash available to the Company; however, deferral of such fees or reimbursements will also create a corresponding asset for the Company. The total ending balance of this receivable was $332,835 and $339,824 as of December 31, 2021 and 2021, respectively.

In March 2021, one of the SAFE agreements with a principal balance of $150,000 was entered by and between the Company and its founder. The agreement contains the same terms and conditions as those disclosed below (please see "Note 5" for further information).

As of December 31, 2022 and 2021, the Company owed its founder a total of $1,792 for certain operating expenses paid on the Company's behalf. This payable bears no interest rate, no security interest, and is due upon demand.

The REIT's Board of Directors will determine the net asset value ("NAV") per share on an annual basis using valuation methodologies that involve subjective judgments and estimates once its real estate portfolio has sufficiently stabilized for the purposes of a meaningful valuation. The Board of Directors has established the initial price-per-share at $10. As of December 31, 2022 and 2021, the Company owned 100 shares of the REIT's Common Stock for an initial investment of $1,000, resulting in earnings of $1,000 during each year. The Company's total ending investment balance in the REIT was $3,000 and $2,000 as of December 31, 2022 and 2021, respectively.

Please see "Note 4" and "Note 5" regarding a Lease Agreement and corresponding SAFE Agreement with a related party entity.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Advisory Agreement

In October 2020, the Company entered into an Advisory Agreement with the REIT whereby the Company shall provide all day-to-day management, financial and real estate services to the REIT in exchange for certain fees disclosed above (please see "Revenue Recognition" note for further information). The term of this Advisory Agreement shall last for a period of 10 years from the effective date and may be renewed for an unlimited number of successive renewals.

Lease Agreement

In April 2021, the Company entered into a Lease Agreement with an entity affiliated with one of the Company's founders for certain office space. This lease had an initial term of 7 months with monthly rental payments of $3,600. In lieu of payment, the Company issued the Lessor a SAFE agreement with a principal balance of $21,600, or the equivalent of 6-months' worth of rent. The SAFE agreement contains the same terms and conditions as those disclosed below (please see "Note 5" for further information). This lease has not been renewed resulting in no future minimum lease payments as of December 31, 2022.

NOTE 5 – LIABILITIES AND DEBT

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2022 and 2021, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. Upon the occurrence of an equity financing event, the agreements provide the right of the investor to future equity in the form of the same series of Preferred Stock in an amount equal to the greater of (i) SAFE Purchase Price divided by the price-per-share equal to (x) the Valuation Cap divided by (y) the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements, or (ii) the SAFE Purchase Price divided by the price-per-share of the Preferred Stock sold during the equity financing event multiplied by a discount rate of 90%. Alternatively, upon the occurrence of a liquidity event, the agreements provide the right of the investor the option to either (i) receive a portion of the proceeds equal to the SAFE Purchase Price, or (ii) automatically receive a number of the Company's Common Units equal to the SAFE Purchase Price divided by the price-per-share of the then-fair market value of the Company's Common Units multiplied by a discount rate of 90%. No such events have occurred as of the date of these financials, and each agreement is subject to a valuation cap of either $10M or $15M.

Debt Summary

				For the Year Ended December 2022				For the Year Ended December 2021			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
SAFE Agreements	3,841,103	N/A	N/A	-	3,841,103	3,841,103	-	-	1,755,103	1,755,103	-
Total				-	**3,841,103**	**3,841,103**	-	-	**1,755,103**	**1,755,103**	-

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	-
2024	-
2025	-
2026	-
2027	-
Thereafter	-

*The SAFE Agreements mature during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 100,000,000 shares of Common Stock with a par value of $0.00001 per share. A total of 11,282,536 and 11,282,333 shares were issued and outstanding as of December 31, 2022 and 2021, respectively.

Some shares of Common Stock are subject to a Repurchase Option that shall vest at a rate of 8-equal installments every 3 months over the course of 2 years. Due to a relationship change with the Company, two recipients of Common Stock have forfeited a total of 68,890 shares as of December 31, 2022.

Voting: Common Stockholders are entitled to one vote per share.

Dividends: Common Stockholders are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 7, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced negative cash flows from operating activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.